Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

MMabry@stradley.com

215.564.8011

September 18, 2013
Via EDGAR Transmission

Ms. Mary A. Cole
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Frontier Diversified Core Fund
File Numbers 333-185662; 811-22782

Dear Ms. Cole:

We are writing in response to your comments to the registration statement filed pursuant to Form N-2, on behalf of EGA Frontier Diversified Core Fund (the “Fund”), a closed-end investment company registered under the Investment Company Act of 1940, as amended.  Below you will find the Fund’s responses to the comments conveyed by you via letter on January 23, 2013.

For your convenience, we have reproduced your comments in italics below, followed by our responses.

1.           Cover Page – In the pricing table, you should consider adding a footnote to provide, on a per share and total amount basis, the net proceeds to the Fund after deducting total estimated offering expenses.

The Fund does not charge a sales load and will not deduct offering expenses from the offering.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
September 18, 2013

2.           Cover Page—In a footnote to the pricing table, include the estimated offering expenses of any preferred stock or debt offering that is expected to occur during the next 12 months, since the preferred stock or debt offering expenses will be borne by the holders of the Fund’s common shares.

               The Fund will not offer any preferred stock or debt offering within the next 12 months.

3.           Cover Page—Investment Objective—The disclosure states that the Fund seeks to achieve its investment objective by “attempting to return the price and yield performance” of the index.  Please confirm to the staff whether “yield performance” means total return.  In addition, please explain to the staff whether the Fund will operate as an index fund.  If not, please clarify the disclosure in the prospectus.

The Fund no longer intends to operate as an index fund.  The investment objective has been revised to state that the Fund seeks long-term capital appreciation.

4.           Cover Page—The disclosure states that the Fund “currently expects it will offer to repurchase 25% of its outstanding Shares…”  Please disclose immediately thereafter, if true, that the Fund may lower the 25% level down to 5% without shareholder approval.  This comment applies to similar disclosure located elsewhere in the registration statement.

The requested disclosure has been added.

5.           Fees and Expenses of the Fund—Please use the headings required by Form N-2, i.e., “Shareholder Transaction Expenses,”  “Annual Expenses (as a percentage of net assets attributable to common shares),” and “Total Annual Expenses.” In addition, we note that the disclosure tracks the requirements of Form N-1A instead of Form N-2.  Please ensure that all the disclosure requirements of Form N-2 are satisfied.  For example, it appears that Items 7 and 10 of Form N-2 are missing.

The requested revisions have been made.  We have added disclosure in response to Item 7 as well as explaining the use of proceeds on the cover page.  Item 10 is addressed in “Description of Shares of Beneficial Interest.”

6.           Please confirm to the staff that the Fund does not anticipate leveraging through the offering of preferred stock or otherwise during the next 12 months. If the Fund anticipates such an offering, then provide the following additional disclosure, as applicable.

The Fund does not anticipate leveraging through the offering of preferred stock, borrowing or otherwise during the next 12 months.

7.           Principal Investment Strategies of the Fund—Explain the test for determining whether securities are “frontier market securities.”

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
September 18, 2013

The following disclosure has been added to explain the test for determining whether securities are “frontier market securities.”

Countries are selected as frontier markets countries as determined by the FTSE Country Classification System.  Under the FTSE Country Classification System, markets that are not yet sufficiently evolved to be categorized as “emerging” markets are classified as frontier markets.  Frontier markets securities are securities of companies from countries that have been classified as frontier markets by the FTSE Country Classification System.

8.           Principal Risks of Investing in the Fund—Please add small- and mid-capitalization company investments to the principal strategies section of the prospectus.

The requested disclosure has been added.  We have  defined small- and mid-capitalization companies as companies which have a market capitalization at the time of purchase of up to $2 billion and from $2 billion up to $10 billion, respectively.

9.           Portfolio Managers—The first bullet point states that Richard Kang has served as Chief Investment Officer “since the company’s founding in 2008.”  This is the first reference to the “company.”  If “company” refers to EGA, please revise accordingly.

The requested revision has been made as “company” has been replaced by “EGA.”

10.           Redemption Fee—In your response, please confirm that the redemption fee will not exceed 2% of the amount redeemed.

The Fund’s redemption fee will not exceed 2% of the amount redeemed, and we have clarified this disclosure.

Statement of Additional Information

11.           Futures and Other Derivatives—Please indicate whether the Fund may invest in credit default swaps, and, if so, whether the Fund will maintain liquid assets to cover the full notional value of such instruments.

The Fund will not invest in credit default swaps.

12.           Securities Lending—If this is a principal strategy, please add it to the summary prospectus.

The Fund does not presently expect to engage in securities lending.

Ms. Mary A. Cole
U.S. Securities and Exchange Commission
September 18, 2013

13.           Dividends and Distributions—Many investors may not fully understand a return of capital.  Please clarify in the prospectus that:

Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not.

Shareholders should not assume that the source of a distribution from the fund is net profit.

We have added disclosure stating that the Fund intends to pay dividends out of current income and capital gains and does not expect to pay returns of capital.

* * *

The Trust acknowledges that: (i) it is responsible for the adequacy of the disclosure in the registration statement; (ii) Staff comments on the registration statement, or changes to the registration statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the registration statement; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry

Michael D. Mabry

cc:       Robert C. Holderith
James J. Valenti